(Translation)

                                                                     May 9, 2007

To Whom It May Concern:

                                 Company Name: TOYOTA MOTOR CORPORATION
                                 Name and Title of Representative:
                                          Katsuaki Watanabe, President
                                 (Code Number: 7203
                                          Securities exchanges throughout Japan)
                                 Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                                 (Telephone Number: 0565-28-2121)


    Notice Concerning Acquisition of Own Shares (To be proposed at the 103rd
    ------------------------------------------------------------------------
                     Ordinary General Shareholders' Meeting)
                     ---------------------------------------
      (Acquisition of Own Shares under Article 156 of the Corporation Act)


At a meeting held on May 9, 2007, the Board of Directors of Toyota Motor Corporation ("TMC") resolved to propose an agenda asking for authorization to acquire its own shares under the provision of Article 156 of the Corporation Act at the 103rd Ordinary General Shareholders' Meeting to be held on June 22, 2007. We hereby inform you of the following.


1.   Reasons for acquisition of TMC's own shares

     To improve capital efficiency and implement flexible capital policies in accordance with the business environment.

2.   Type of shares to be acquired              Shares of common stock of TMC

3.   Aggregate number of shares to be acquired  Up to 30,000,000 shares

4.   Aggregate acquisition price of shares      Up to JPY 250,000,000,000

5.   Acquisition period

     One year from the day immediately following the close of the 103rd Ordinary General Shareholders' Meeting.

(Note) The above acquisition of own shares shall be conditional upon the proposal "Acquisition of Own Shares" being approved at the 103rd Ordinary General Shareholders' Meeting scheduled to be held on June 22, 2007.


[Reference]

     o    Number of issued shares of TMC
          (Excluding the number of own shares)              3,197,936,692 shares

     o    Number of own shares                                412,060,800 shares

                                                          (as of March 31, 2007)